FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Update on ICICI Bank’s Bahrain branch.

Item 1

COMPANY UPDATE

ICICI Bank has outstanding bonds aggregating approximately USD 600 million issued from its Bahrain branch. These bonds currently have a rating of BBB- from Standard & Poor’s (S&P) and Baa3 from Moody’s. On February 17, 2016, S&P lowered the long term and short term sovereign credit rating on the Kingdom of Bahrain to ‘BB/B’ from ‘BBB-/A-3’. According to the rating criteria of S&P, the rating on the bonds issued by a bank branch will be capped by the host sovereign foreign currency rating.

Following the rating action on the Kingdom of Bahrain, the bonds issued by ICICI Bank from its Bahrain branch may be subject to rating action by S&P. ICICI Bank’s issuer rating continues to be at BBB- from S&P and Baa3 from Moody’s. The Bank is working on measures to address the impact of the rating action on the Kingdom of Bahrain, on the bonds issued by the Bank from its Bahrain branch.

For ICICI Bank Limited

/s/ Rakesh Jha

Rakesh Jha

Chief Financial Officer

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 19, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager